Oncolytics Biotech® to Host Conference Call Outlining the Treatment
Paradigm of Metastatic Breast Cancer Subtypes and Provide Topline
Information on its Phase 3 Registration Study with REOLYSIN®

- Featuring Dr. Aleix Prat, Head of Medical Oncology at Hospital Clínic of Barcelona and Executive Committee Member of The Breast International Group -

CALGARY, AB and SAN DIEGO, CA February 1, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), a biotech company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn “cold” tumors “hot”, today announced that it will host a conference call to discuss the current treatment paradigm of metastatic breast cancer (mBC) subtypes. The purpose of the call is to highlight the definitive unmet medical need to improve the overall survival of women with advanced or recurrent hormone receptor positive, HER2 receptor negative metastatic breast cancer, and will also discuss certain preliminary details of the Company’s planned phase 3 registration study in mBC. The conference call will take place on Wednesday, February 7, 2018 at 8:30 a.m. ET.

“In recent years, we’ve seen meaningful advances in clinical studies targeting the HR+/HER2- patient population in the adjuvant setting, but only minor advancements for patients who have failed one or two prior chemotherapy regimens in the metastatic setting,” said Andres Gutierrez, Chief Medical Officer of Oncolytics Biotech. “This is a significant patient population that many seem to perceive as having alternatives due to advancements in adjuvant chemotherapy and endocrine therapy, but these advancements have delivered only marginal effects in these HR+/HER2- metastatic breast cancer patients whose current options are merely palliative single-agent regimens that add no survival advantage.”

Dr. Matt Coffey, President and CEO, and Dr. Andres Gutierrez, Chief Medical Officer, will discuss the planned phase 3 study design and timeline, followed by comments from Key Opinion Leader Dr. Aleix Prat. Dr. Prat will highlight why the results from Oncolytics’ phase 2 IND 213 in mBC are so meaningful, what the current treatment paradigm is for these patients receiving second and third line chemotherapy and why REOLYSIN could be an important advancement in providing an overall survival benefit to these patients. Following the call, all three speakers will field questions from Research Analysts and Institutional Investors.

Dr. Aleix Prat is the Head of the Medical Oncology of Hospital Clínic of Barcelona, Associate Professor of the University of Barcelona and the Head of the Translational Genomics and Targeted Therapeutics in Solid Tumors Group at August Pi i Sunyer Biomedical Research Institute (IDIBAPS). Dr. Prat designs and leads clinical trials of novel drugs and approaches, and is currently the scientific coordinator of SOLTI, a Spanish breast cancer cooperative group. He has recently been named as a Member of Executive Committee of The Breast International Group (BIG), an international non-profit organisation that includes more than 56 cooperative groups from around the world, more than 10,000 experts and it is linked to more than 3,000 hospitals. Dr. Prat received the International Prize for Breast Cancer Research (Padova, Italy) for his scientific discoveries regarding the characterization and clinical value of the intrinsic subtypes.

Webcast and Conference Call
Oncolytics management will host a conference call with a question and answer session for Analysts and Institutional Investors on Wednesday, February 7, 2018 at 8:30 am ET. The live call may be accessed by dialing 877-407-0839 for callers in North America and overseas callers can access by dialing 201-689-8863. A replay of this call will be available approximately two hours after the call is ended at 877-660-6853 for

North American callers and 201-612-7415 for overseas callers using the replay code 13675935 and will be available for two weeks.

A live audio webcast of the call will be accessible on the Investor Relations page of Oncolytics’ website at www.oncolyticsbiotech.com and will be archived for six months.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning “cold” tumors “hot” – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact
Michael Moore
Vice President, Investor Relations & Corporate Communications
858-886-7813
mmoore@oncolytics.ca

Investor Relations
Robert Uhl
Westwicke Partners
858-356-5932
robert.uhl@westwicke.com

Media Contact
Mark Corbae
Canale Communications
619-849-5375
mark@canalecomm.com